Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing and Public Company Accounting Oversight Board (“PCAOB”) standards for 2006. The auditors’ report outlines the scope of their audit and their opinion on the consolidated financial statements.

Management’s Report on Internal Control over Financial Reporting

The management of NovaGold Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  Pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2006.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of November 30, 2006 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

[signed: Rick Van Nieuwenhuyse]	[signed: R. J. (Don) MacDonald]

Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Senior V.P. & Chief Financial Officer
February 27, 2007

Independent Auditors’ Report

To the Shareholders of NovaGold Resources Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of NovaGold Resources Inc. as at November 30, 2006 and the audits of its November 30, 2005 and November 30, 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements
We have audited the accompanying consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2006 and November 30, 2005, and the related consolidated statements of operations and deficit and consolidated statements of cash flows for each of the three years ended November 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at November 30, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as at November 30, 2005 and November 30, 2004 and for each of the two years ended November 30, 2005 in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at November 30, 2006 and November 30, 2005 and the results of its statement of operations and deficit and its cash flows for each of the three years ended November 30, 2006 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting
We have also audited management's assessment included in Management’s Report on Internal Control over Financial Reporting appearing in the 2006 Annual Report that the Company maintained effective internal control over financial reporting as of November 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of November 30, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2006 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Yours very truly,

[signed: Pricewaterhouse Coopers LLP]

Chartered Accountants
Vancouver, British Columbia
February 27, 2007

Consolidated Balance Sheets

As at November 30, 2006 and 2005

	in thousands of Canadian dollars

Assets	2006	2005
Current assets	$	$
Cash and cash equivalents	106,583	33,317
Other receivables	3,420	2,387
Temporary investments (note 6)	3,534	3,534
Deposits and prepaid amounts	1,031	669
	114,568	39,907

Accounts receivable	395	572
Land	1,718	1,754
Property, plant and equipment (note 4)	71,078	13,685
Power generation and transmission (note 5)	60,055	-
Mineral properties and related deferred costs (note 7)	294,196	209,297
Investments (note 6)	7,188	4,069
Investment tax credits	6,127	-
Reclamation bonds (note 4)	10,099	890
	565,424	270,174

Liabilities
Current liabilities
Accounts payable and accrued liabilities	38,865	8,872
Loan payable	200	200
Asset retirement obligation (note 8)	916	1,020
	39,981	10,092

Other liabilities (note 7(a))	34,039	455
Future income taxes (note 13)	49,965	34,393
	123,985	44,940

Shareholders’ equity

Share capital (note 9)	533,658	292,876
Contributed surplus	820	820
Stock-based compensation (note 9)	16,674	10,219
Warrants (note 9)	9,178	9,759
Deficit	(118,891)	(88,440)
	441,439	225,234
	565,424	270,174
Nature of operations (note 1)
Commitments and contingencies (note 11)
Subsequent events (note 17)

(See accompanying notes to consolidated financial statements)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director

Approved by the Board of Directors

Consolidated Statements of Operations and Deficit

for the years ended November 30, 2006, 2005 and 2004

	in thousands of Canadian dollars, except for per share amounts
	2006	2005	2004
	$	$	$

Revenue
Land, gravel, gold and other revenue	1,692	2,172	2,462
Interest income	6,611	1,510	1,289
	8,303	3,682	3,751

Cost of sales	210	428	282
	8,093	3,254	3,469

Expenses and other items
Corporate development and communication	1,455	1,115	771
Exploration and mineral property write-downs	461	498	250
Foreign exchange (gain) loss	860	(508)	(56)
General and administrative	5,284	2,890	2,263
Mineral property recovery in excess of costs	-	(52)	(109)
Professional fees	22,253	1,175	851
Reclamation	582	132	-
Salaries	5,199	2,589	2,203
Salaries – stock-based compensation (note 9)	4,183	3,424	5,788
Write-down of investments	-	28	-
	40,277	11,291	11,961

Gain on dilution from equity investment	477	-	-
Loss from equity investment	(357)	(372)	-
Minority interest (note 3)	-	-	116
Loss for the year before income taxes	(32,064)	(8,409)	(8,376)

Future income tax recovery (note 13)	1,613	2,601	-
Loss for the year	(30,451)	(5,808)	(8,376)

Deficit - Beginning of year	(88,440)	(82,632)	(74,256)
Deficit - End of year	(118,891)	(88,440)	(82,632)

Loss per share (note 10)
Basic and diluted	(0.33)	(0.09)	(0.14)

Weighted average number of shares (thousands)	91,519	66,954	59,160

(See accompanying notes to consolidated financial statements)

Consolidated Statements of Cash Flow

For the years ended November 30, 2006, 2005and 2004

		in thousands of Canadian dollars
	2006	2005	2004
	$	$	$
Cash flows used in operating activities
Loss for the year	(30,451)	(5,808)	(8,376)
Items not affecting cash
Amortization	241	216	210
Future income tax recovery (note 13)	(1,613)	(2,601)	-
Gain on dilution from equity investment	(477)	-	-
Loss from equity investment	357	372	-
Mineral property recovery in excess of cost	-	(52)	(109)
Minority interest	-	-	(116)
Stock-based compensation	4,183	3,424	5,788
Write-down of mineral properties	-	491	250
Write-down of investments	-	28	-
Net change in non-cash working capital
Increase in other receivables, deposits and prepaid amounts	(1,396)	(1,638)	(373)
Increase (decrease) in accounts payable and accrued liabilities	26,031	(428)	(426)
	(3,125)	(5,996)	(3,152)
Cash flows from financing activities
Proceeds from issuance of common shares - net	196,322	60,708	25,925
	196,322	60,708	25,925
Cash flows used in investing activities
Acquisition of property, plant and equipment	(57,471)	(12,758)	(800)
Expenditures on power generation and transmission assets (note 5)	(1,387)	-	-
Expenditures on land improvements	-	-	(74)
Expenditures on mineral properties and related deferred costs – net	(50,288)	(61,294)	(23,403)
Increase in reclamation bonds (note 4)	(7,964)	(316)	(415)
Decrease (increase) in accounts receivable	177	(66)	(506)
Investments	(2,998)	(3,588)	(1,180)
Tenant inducements	-	485	-
	(119,931)	(77,537)	(26,378)

Increase (decrease) in cash and cash equivalents during the year	73,266	(22,825)	(3,605)
Cash and cash equivalents - Beginning of year	33,317	56,142	59,747
Cash and cash equivalents - End of year	106,583	33,317	56,142

Supplemental cash flow information (note 15)

(See accompanying notes to consolidated financial statements)

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

1. Nature of operations

The Company is a natural resource company engaged in the exploration and development of gold and copper properties in North America. Construction of the Company’s Rock Creek mine, located in Nome, Alaska, started in the summer of 2006 and is anticipated to be completed in 2007. Pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project started in the latter half of 2006 and are expected to continue through 2008. The Company anticipates receiving construction permits for Galore Creek in the first half of 2007 and expects to commence construction shortly thereafter pending Board approval. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska and British Columbia.

The Company is in the process of exploring its mineral properties and, with the exception of the Galore Creek project, has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable resources, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

2. Accounting policies

Basis of presentation
The consolidated accounts have been prepared using accounting principles generally accepted in Canada and include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc. (formerly SpectrumGold Inc.), Alaska Gold Company, NovaGold Resources Alaska, Inc. and Coast Mountain Power Corp. All significant inter-group transactions are eliminated on consolidation. As described in note 16, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

Revenue recognition
Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third party placer mining activities carried out on the Company's sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Cash and cash equivalents and reclamation bonds
Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of 90 days or less from the original date of acquisition. Certain cash is held in long-term reclamation bonds to support future reclamation work.

Interest from cash and cash equivalents and reclamation bonds is recorded on an accrual basis.

Property, plant and equipment
Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20% - 30%. Amortization of leasehold improvements is calculated on a straight-line basis over the term of the lease.

Construction in progress and pre-construction costs relate to the Rock Creek mine and Galore Creek project and are recorded at cost. No amortization is calculated until the assets are substantially put into service.

Intangible assets
Intangible assets consist of power generation and transmission rights acquired by the Company. Intangible assets are recorded at cost and amortized over their expected useful lives on a straight line basis. Amortization will begin when the economic benefit of the intangible asset is consumed. The Company assesses whether there have been any indications of impairment and if there are and the carrying amount is not expected to be recoverable, there would be a write down to fair value.

Investments
The Company accounts for its long-term investments at cost unless an other-than-temporary decline in value has occurred, in which case the investment is written down to market value. Investments that are expected to be sold within one year are recorded as temporary investments and carried at the lower of cost or market.

When the Company has significant influence the investment is accounted for using the equity method. The Company’s proportionate share of income and expenses is recorded with a corresponding entry made to the investment account.

Land and gravel resources
Land is recorded at cost, and at the time of acquisition, cost is allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel's estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists, and if impairment is determined the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Mineral properties and related deferred costs
The Company records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

2. Accounting policies (cont.)

commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Mineral property option and royalty agreements
Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received are treated as a reduction of the carrying value of the related mineral property and related deferred costs until the Company's option and royalty payments received are in excess of costs incurred and are then credited to operations.

Asset retirement obligations
Asset retirement obligations are recognized at fair value when the liabilities are incurred. The liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

Income taxes
The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Translation of foreign currencies
Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency, the parent company’s functional currency, using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share
Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Financial instruments
The fair values of the Company’s financial assets and liabilities, such as reclamation bonds, accounts payable, asset retirement obligation and other liabilities, approximate their carrying values except for the loan payable and interest accrued to the Province of New Brunswick, the fair value of which cannot be determined.

Stock options and warrants
The Company accounts for stock options and warrants at fair value pursuant to CICA Handbook section 3870 which established standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

2. Accounting policies (cont.)

at the date of the financial statements, and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the impairment of mineral properties, future income taxes, and the provision for reclamation costs. Actual results could differ materially from those reported.

New Accounting Pronouncements

Financial instruments – recognition and measurement
In January 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued new Handbook Section 3855, “Financial Instruments – Recognition and Measurement” (CICA 3855), effective for annual and interim periods beginning on or after October 1, 2006. CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. For the interim period ending February 28, 2007, the Company expects a material impact on its financial statements similar to the impact on comprehensive income for U.S. GAAP purposes. See Note 16 Significant differences from United States accounting principles.

Comprehensive income
In January 2005, the CICA issued new Handbook Section 1530, “Comprehensive Income” (CICA 1530) and Handbook Section 3251, “Equity” (CICA 3251) effective for interim and annual period beginning on or after October 1, 2006. CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530. The Company will include a statement of comprehensive income upon adoption of these sections.

U.S. GAAP
For new U.S. GAAP accounting pronoucements, see Note 16, "Significant differences from United States accounting principles."

3. Acquisition of SpectrumGold Inc.

On July 15, 2004, the Company completed the asset acquisition of SpectrumGold Inc. (“SpectrumGold”) by amalgamating SpectrumGold with the Company’s wholly owned subsidiary, NovaGold Canada Inc. (“NovaGold Canada”) and thereby acquiring the minority interest portion of its income and losses.

Under the plan of arrangement the Company acquired all of the approximately 45% of the common shares of SpectrumGold not previously held by the Company in exchange for shares at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. On July 15, 2004 the Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a price of $6.41 per share, being the market price of the Company's shares at the date the proposed arrangement was announced. The Company also assumed existing SpectrumGold stock options, warrants and a property option under which 1,634,072, 74,074, and 222,222 of the Company's shares may be issued to the holders, respectively. The Company assumed that the warrants would be exercised during the year and thus included the share issuance for the warrants as part of the purchase price. The warrants were subsequently fully exercised as expected. In March 2005 the Company issued 74,074 shares pursuant to a property option valued at $864,000 being the fair value of the shares at the date of issuance. The Company intends to issue shares as part of the annual requirements under the property option agreement which will be valued at the stock price on the date of issuance.

The fair value of the 1,634,072 stock options assumed was calculated using the Black-Scholes model and amounted to $9,025,000. The following assumptions were used in the calculation:

Average risk-free interest rate	2.4%
Expected life	2.2 years
Expected volatility	84%
Expected dividend yield	Nil

Based on EIC 124, the transaction was accounted for as an asset acquisition which requires the tax effects of differences between the assigned values and their tax bases to be recognized in future income taxes and allocated to the cost of purchase. An excess of consideration over book value acquired amounting to $84,958,000, including a deferred taxation provision of $30,262,000, was allocated to the Galore Creek mineral property as follows:

in thousands of Canadian dollars
Purchase price	$
Shares issued	54,956
Share warrants assumed	130
Stock options assumed	9,025

Total cost of the acquisition	64,111
Assets acquired and tax effected
Minority interest in net assets	9,415
Mineral properties	84,958
Future income taxes	(30,262)

A total of $63,344,000, net of $767,000 costs associated with the acquisition, was recorded in the Company's capital stock in 2004.

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

4. Property, plant and equipment

		in thousands of Canadian dollars
			2006

		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,179	210	969
Office furniture and equipment	1,027	470	557
Leasehold improvements	529	96	433
Mining and milling equipment – Rock Creek	20,863	-	20,863
Construction in progress – Rock Creek	30,483	-	30,483
Pre-construction costs – Galore Creek	17,773	-	17,773
	71,854	776	71,078

			2005
		Accmulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,220	464	756
Office furniture and equipment	801	282	519
Leasehold improvements	529	43	486
Mining and milling equipment – Rock Creek	11,924	-	11,924
	14,474	789	13,685

The Company received the necessary permits from the State of Alaska and US Corps of Engineers in August 2006 for the Board of Directors to make a positive construction decision at the Rock Creek project. Construction on site began in late August 2006 and production is anticipated to begin in the latter half of 2007. Certain critical equipment for the Rock Creek project was purchased in 2005 and delivered to the site in anticipation of the mine construction approval. Amortization for equipment will begin when the equipment is placed substantially in service. In August, 2006, the Company funded US$6.8 million of reclamation bonds to cover future reclamation related to the Rock Creek and Big Hurrah projects.

In the latter half of 2006 the Company began incurring pre-construction costs related to the tunnel and road infrastructure at the Galore Creek project. These costs are anticipated to continue through 2008. Amortization will begin when the assets are placed substantially in service. The Company anticipates receiving construction permits for Galore Creek in the first half of 2007 and expects to commence construction shortly thereafter pending Board approval.

Amortization expense for property, plant and equipment during 2006 was $241,000 (2005: $216,000). Certain assets were transferred from heavy machinery and equipment to the Galore Creek project.

5. Power generation and transmission

On August 3, 2006 the Company completed the asset acquisition of Coast Mountain Power Corp. and its wholly-owned subsidiaries (collectively referred to as “Coast Mountain”). Under a plan of arrangement, Coast Mountain shareholders received 2,512,000 common shares of the Company, valued at $44.4 million. Following EIC 124, the purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures. An additional $15.6 million has been recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis.

In September 2006, a dissenting shareholder of Coast Mountain, its former CEO, returned 225,880 common shares of the Company, valued at approximately $4 million, to the Company treasury. The former Coast Mountain CEO also commenced an action in the British Columbia Supreme Court against the Company claiming that he be paid $15 million as the value for his Coast Mountain shares. The Company has included in accounts payable an amount of $4 million representing the value of the shares returned to treasury. The Company believes this claim for additional funds is without merit. In October 2006 the former CEO of Coast Mountain also commenced an action in the British Columbia Supreme Court against Coast Mountain Power Corp. seeking wrongful dismissal damages arising out of the termination of his employment. The amount of the claim has not been determined at this time.

Coast Mountain is a “green power” company with run-of-river hydro-

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

5. Power generation and transmission (cont.)

electric projects located near NovaGold’s Galore Creek copper-gold-silver project. Coast Mountain’s assets include the Forrest Kerr run-of-river hydro-electric project which is designed to generate and transmit up to 115 megawatts of electricity into the British Columbia hydro-electric grid. The project has received all critical approvals and permits necessary for the construction of the hydro-electric plant and related power transmission lines. The Company has currently allocated none of the purchase price of Coast Mountain against Forrest Kerr.

The preliminary allocation of the purchase price was determined considering that the power generation and transmission rights may likely be utilized to provide power to the Galore Creek project. Amortization of these costs will begin when the Galore Creek assets are substantially placed into service.

Since the acquisition date of August 3, 2006, the Company has capitalized $1.4 million on feasibility study expenditures related to the Forrest Kerr hydro-electric project.

6. Investments

	in thousands of Canadian dollars

	2006	2005
	$	$
Temporary investments
5,374,544 shares of US Gold Corp. (market value - $29,829)¹	3,534	3,534

Long term investments
5,304,478 shares of Alexco Resource Corp. (market value - $27,212)	5,515	2,395
3,921,568 shares of Pioneer Metals (market value - $3,922)	1,000	1,000
1,437,500 shares of TNR Gold Corp. (market value - $359)	317	317
600,000 shares of Eagle Plains Resources Ltd. (market value - $432)	82	180
600,000 shares of Copper Canyon Resources Ltd. (market value - $450)	98	-
Other investments	176	177
	7,188	4,069
¹ The Company intends to sell its shares of US Gold Corp. within the next twelve months.

The Company has significant influence in Alexco Resource Corp. (“Alexco”) and has accounted for the investment using the equity method. Alexco has a June 30th year end and is a related party having two directors in common with the Company. During the year the Company recorded a $357,000 loss (2005: $372,000 loss) resulting from accounting for the equity investment. Alexco completed an initial public offering in January 2006, a flow-through share financing on April 13, 2006 and issued common shares on the exercise of warrants and stock options. On April 28, 2006, the Company purchased 1.2 million common shares in Alexco at $2.50 per share contemporaneously with a public offering by Alexco at the same per share amount. On June 30, 2006, Alexco issued shares related to an acquisition reducing the Company’s ownership to 18.8% . The Company has recorded a net dilution gain of $477,000 (2005: nil) as a result of these transactions to date.

During the year Eagle Plains Resources Ltd. (”EPL”) issued shares of a newly formed company, Copper Canyon Resources Ltd. (“CPY”) on a one for one basis. The original cost of the Company’s EPL shares have been split between EPL and the new CPY shares based upon the ratio of their share prices immediately after completion of the transaction.

Also included within other investments is an investment of 126,625 shares (cost - $5,000; market value - $491,000) in Etruscan Resources Incorporated (“Etruscan”). The Province of New Brunswick holds the Company’s shares of Etruscan pending the settlement of outstanding mining taxes that the Company believes aggregates $366,000 (2005 -$366,000).

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

7. Mineral properties and related deferred costs

For the year ended November 30, 2006:			in thousands of Canadian dollars
			Stock-based
	Balance -		compensation	(1)	Balance -
	November 30,		Tax credits and		November 30,
	2005	Expenditures	adjustments	(2)	2006
	$	$	$		$

Alaska, USA
Donlin Creek	17,421	32,418	29	(1)	49,868
Rock Creek	19,105	5,868	772	(1)	25,745
Shotgun	4,050	419	-		4,469
Ambler	5,897	3,907	357	(1)	10,161
Big Hurrah	4,305	1,288	26	(1)	5,619
Khotol	1,240	1,759	20	(1)	3,019
Nome Gold	235	242	-		477
Other	125	1,316	23	(1)	1,464

British Columbia, Canada
Galore Creek	154,471	38,513	1,874	(1)
			(5,471	(2)	189,387
Copper Canyon	2,448	1,234	-		3,682
Other	-	305	-		305
	209,297	87,269	(2,370		294,196

For the year ended November 30, 2005:
			in thousands of Canadian dollars

			Option receipt	(1)
			Disposal	(2)
	Balance -		Write-down	(3)	Balance -
	November 30,		Stock-based		November 30,
	2004	Expenditures	compensation	(4)	2005

Alaska, USA
Donlin Creek	17,421	-	-		17,421
Rock Creek	14,070	4,701	334	(4)	19,105
Shotgun	4,059	-	(9)	(1)	4,050
Ambler	2,371	3,483	43	(4)	5,897
Big Hurrah	789	3,516	-		4,305
Khotol	95	1,145	-		1,240
Nome Gold	196	39	-		235
Other	172	444	(491)	(3)	125

British Columbia and Yukon, Canada
Galore Creek	104,422	49,158	891	(4)	154,471
Copper Canyon	785	1,663	-		2,448
Brewery Creek	1,559	16	(1,575)	(2)	-
McQuesten	1,091	3	(1,094)	(2)	-
Other	96	-	(96)	(2)	-
	147,126	64,168	(1,997)		209,297

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

7. Mineral properties and related deferred costs (cont.)

a)	Donlin Creek, Alaska

On July 14, 2001, the Company signed an agreement with Placer Dome U.S. Inc. (“Placer Dome”) to acquire a 70% interest in the Donlin Creek gold deposit located in southwest Alaska. Under the terms of the agreement, the Company could earn a 70% interest in the project by expending at least US$10 million over a 10-year period from the date of the agreement. On November 13, 2002, the Company completed the required expenditures and earned a 70% interest in the Donlin Creek gold deposit, and a joint venture between the Company and Placer Dome, under the Donlin Creek Mining Venture Agreement (“MVA”) was effectively established as of that date. The MVA was signed in February 2004.

On February 10, 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending a total of US$31.9 million on the property, completing a bankable feasibility study, and making a positive decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all before November 14, 2007. Under this option, Placer Dome may not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met before November 14, 2007. The Company is not required to contribute any additional funding until Placer Dome completes the US$31.9 million expenditure, and the Company had the right to elect that Placer Dome fund additional expenditures beyond the US$31.9 million, subject to accruing interest at prime rate plus 2% and granting a security interest on the property. All such funds would be repayable from 85% of the Company’s net cash flows from Donlin Creek. Placer Dome is also required to assist the Company with third party financing with regards to the Company’s share of construction costs.

On February 3, 2006 Barrick Gold Corp. (“Barrick”) completed the acquisition of over 90% of the shares of Placer Dome Inc. The Company’s rights and obligations under the joint venture are unchanged by this transaction. Subsequently, Placer Dome U.S. Inc. was renamed Barrick Gold U.S. Inc. (“Barrick U.S.”). In May, 2006, Barrick U.S. provided notice that it had met the required minimum US$31.9 million of expenditures effective March 31, 2006. After notice from Barrick U.S. of the remaining budget for 2006 beyond the US$31.9 million, the Company elected to have Barrick U.S. fund the extra costs. The Company has recorded in other liabilities, $33.6 million of exploration costs based on 70% ownership of the project and accrued interest from April 1, 2006 through November 30, 2006 (refer also to note 11, “Commitments and contingencies”).

The project is subject to underlying surface and sub-surface leases. Under the sub-surface lease, the lessor, the Calista Corporation, has a net smelter royalty of 1.5%, increasing to 4.5% after the earlier of payback or five years of production, subject to certain annual advance minimum royalties. Calista Corporation also has a one-time right to elect, within 90 days of delivery of a bankable feasibility study, to acquire a 5% to 15% participating interest in the project by reimbursing its elected share of capitalized costs spent on the project to that date by the Company and Barrick U.S.

b)	Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (“Alaska Gold”), the Company acquired a 100% interest in patented mineral claims surrounding the City of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the Company increased its land position by entering into a five-year option with Golden Glacier Inc. to acquire its sublease with the Bering Straits Native Corporation. The agreement calls for annual property payments ranging from US$0.02 million to US$0.03 million and annual work commitments ranging from US$0.05 million to US$0.15 million. This land package contains two known areas of interest - Rock Creek and part of the Nome Gold project.

c)	Galore Creek, British Columbia

On July 31, 2003, NovaGold Canada entered into an option agreement with QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc) to acquire the Galore Creek copper-gold-silver deposit located in northwestern British Columbia. Under the option, NovaGold Canada can acquire a 100% interest in the project by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making payments to the parties totaling US$20.3 million over an eight-year period. Payments of US$7.8 million have been made and subsequent payments are due on or before October 26 of each year from 2007 to 2011 in the amounts of US$2.5 million per year.

Effective October 1, 2003, NovaGold Canada entered into an agreement to acquire up to an 80% interest in the Copper Canyon gold-silver-copper property adjoining the Galore Creek project. NovaGold Canada has an option to acquire a 60% interest in the project by completing $3 million in exploration expenditures over four years and issuing 296,296 shares of NovaGold of which 74,074 shares were issued on February 26, 2004 upon execution of the formal earn-in agreement and 74,074 shares are to be issued on each of the subsequent three anniversary dates. NovaGold Canada may earn an additional 20% interest in the project for a total of 80% by paying Eagle Plains Resources Ltd. (“Eagle Plains”) $1 million and completing a feasibility study on the project by no later than the eighth anniversary of the final earn-in agreement. NovaGold Canada, until it has completed its earn in, will be responsible for 100% of the payments to the underlying property owner. Under the underlying agreement the property owner is selling his interest for total payments of $250,000 and cumulative

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

7. Mineral properties and related deferred costs (cont.)

exploration expenditures of $500,000 to be made by May 30, 2008, subject only to retaining a 2% net smelter royalty after these payments are made. Once commercial production commences NovaGold Canada has a right to purchase 50% of the net smelter royalty for $1 million and an additional 25% of the net smelter royalty for a further $1 million.

8. Asset retirement obligation

	in thousands of Canadian dollars
	2006	2005
	$	$
Current
Murray Brook	80	80
Nome Gold	836	940
	916	1,020

	in thousands of Canadian dollars
	2006	2005
	$	$
Balance - Beginning of period	1,020	1,435
Additional reclamation provision	286	132
	1,306	1,567
Liabilities settled	(390)	(547)
Balance - End of period	916	1,020

a)	Murray Brook

As at November 30, 2006, the Company had reclamation deposits with the Province of New Brunswick totalling $105,000 (2005 - $105,000). Management estimates that the remaining accrual of $80,000 adequately provides for future reclamation costs of the site.

b)	Nome Gold

The Company recorded an initial provision of $1.4 million for future reclamation of its land holdings in Nome, Alaska when it acquired Alaska Gold Company. In 2006 the Company incurred $390,000 in expenditures in reclamation activities and accrued an additional provision of $286,000. Due to the subjective nature of reclamation estimates actual reclamation costs could differ materially from these amounts.

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

9. Share capital

Authorized

1,000,000,000 common shares, no par value
10,000,000 preferred shares issuable in one or more series

					in thousands of Canadian dollars

Issuance of common shares
		2006		2005		2004

	Number of	Ascribed	Number of	Ascribed	Number of	Ascribed
	shares	value	shares	value	shares	value
	(thousands)	$	(thousands)	$	(thousands)	$
Balance, beginning of year	72,986	292,876	65,702	247,511	53,027	157,475
For cash pursuant to private
placements ((a) below)		-	6,260	58,828	1,980	18,900
For cash and fair value pursuant
to option agreements ((b) below)	918	6,543	950	2,164	1,300	2,718
For cash and fair value pursuant to
warrant agreements ((c) below)	350	4,285			822	5,074
Acquisition of SpectrumGold
Inc. (note 3)	-	-			8,573	63,344
Fair value allocated to warrants			-	(9,759)	-
Pursuant to property agreement	74	1,087	74	864	-	-
Future income taxes related to flow-
through shares issued in 2004	-	-	-	(6,732)	-	-
Pursuant to public offering - net	14,950	188,482	-	-	-	-
Coast Mountain Power acquisition	2,512	44,374	-	-	-	-
Return to treasury regarding
dissenting shares (note 5)	(225)	(3,989)		-	-	-
Balance, end of year	91,565	533,658	72,986	292,876	65,702	247,511
Shares held by a wholly-owned
subsidiary eliminated on
consolidation	9	-	9	-	9	-

Total issued and outstanding	91,574	533,658	72,995	292,876	65,711	247,511

a)	Public and private placements

i)

On February 8, 2006 the Company issued by way of a public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188.5 million after commissions and expenses of $12.3 million.

ii)

On July 7, 2005 the Company issued by way of private placement 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.8 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. A total of 3,130,000 share purchase warrants were issued and each share purchase warrant entitles the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. At November 30, 2006, 3,129,200 of these warrants remain outstanding. The syndicate of underwriters received a 5% commission and 313,000 brokers’ warrants entitling the holders to acquire one common share of the Company at a price of $11.00 on or before July 7, 2006. These brokers’ warrants were exercised in full before their expiry date. The special warrants contained multiple equity components, consisting of common shares and share purchase warrants. When multiple equity components exist, the Company uses a pricing model to fair value the share purchase warrants. The share purchase warrants and brokers’ warrants were recorded at the fair value of $9,759,000 using the Black-Scholes model based on an average risk-free interest rate between 3.08%-3.14%, expected life between one and 2.5 years and an expected volatility of 56%. The remainder of the proceeds were applied to the common shares.

iii)	On October 28, 2004, the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18,900,000.

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

9. Share capital (cont.)

Certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants were issued to the agents as part of this private placement.

b)	Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 three months after commencement of employment, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

For the year ended November 30, 2006 the Company has recognized a stock-based compensation charge of $7.8 million for options granted to directors, employees and non-employees in accordance with CICA 3870 of which $3.6 million was capitalized into mineral properties and deferred costs and property, plant and equipment and $4.2 million was charged into income.

For the year ended November 30, 2005 the Company has recognized a stock-based compensation charge of $4.7 million for options granted to directors, employees and non-employees in accordance with CICA 3870 of which $1.3 million was capitalized into mineral properties and deferred costs and $3.4 million was charged into income.

For the year ended November 30, 2004 the Company has recognized a stock-based compensation charge of $5.8 million for options granted to directors, employees and non-employees in accordance with CICA 3870 which the Company has applied prospectively to grants on or after December 1, 2003.

The fair value of options recognized in the consolidated statements of operations and deficit, have been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below.

	2006	2005	2004
Risk-free interest rate	3.50% - 4.15%	2.94% - 3.50%	3.03% - 3.31%
Expected life	1.76 - 1.94 years	1.85 years	2.18 years
Expected volatility	42% - 50%	44% - 58%	81% - 85%
Expected dividends	Nil	Nil	Nil

A summary of the Company's stock option plan at November 30, 2006, 2005 and 2004, and changes during the years ended on those dates, is as follows.

		2006		2005		2004

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	options	average	options	average	options	average
	(thousands)	exercise price	(thousands)	exercise price	(thousands)	exercise price
		$		$		$
Balance - Beginning of year	7,277	5.53	5,937	3.58	3,743	2.79
Granted	2,510	14.84	2,290	8.91	1,860	6.62
Assumed	-		-	-	1,634	1.01
Exercised	(918)	5.69	(950)	1.98	(1,300)	2.09
Forfeited	(31)	12.64	-	-	-	-

Balance - End of year	8,838	8.13	7,277	5.53	5,937	3.58

As part of the business acquisition of SpectrumGold Inc. (note 3) the Company assumed stock options in place of options previously granted by SpectrumGold. The Company issued 1,634,072 stock options at a grant price of $1.0125.

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

9. Share capital (cont.)

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2006.

	Number of	Weighted	Weighted	Number of	Weighted
	outstanding	average years	average	exercisable	average
	options	to expiry	exercise price	options	exercise price
Range of prices	(thousands)	$	$	(thousands)	$

$0.62 to $0.99	500	4.22	0.74	500	0.74
$1.00 to $1.99	899	4.72	1.16	899	1.16
$3.00 to $3.99	920	6.17	3.49	920	3.49
$4.00 to $4.99	385	5.56	4.39	385	4.39
$6.00 to $6.99	1,538	7.29	6.60	1,538	6.60
$7.00 to $7.99	50	7.64	7.10	50	7.10
$8.00 to $8.99	1,650	8.13	8.86	1,467	8.86
$9.00 to $9.99	466	8.88	9.11	307	9.11
$10.00 to $10.99	120	9.05	10.16	39	10.16
$13.00 to $13.99	365	9.50	13.90	125	13.90
$14.00 to $14.99	1,385	9.28	14.06	1,155	14.06
$16.00 to $16.99	90	9.84	16.91	-	-
$17.00 to $17.99	50	9.92	17.75	-	-
$18.00 to $18.99	245	9.66	18.48	82	18.48
$19.00 to $19.99	175	9.77	19.75	38	19.75
	8,838	7.49	8.13	7,505	7.10

c)	Share purchase warrants

A summary of the Company's share purchase warrants at November 30, 2006, 2005 and 2004, and the changes for the years then ended, is presented below.

		2006		2005		2004

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	warrants	average	warrants	average	warrants	average
	(thousands)	exercise price	(thousands)	exercise price	(thousands)	exercise price
		$		$		$
Balance outstanding -
Beginning of year	6,943	9.48	3,599	7.09	5,127	6.82
Granted	-	-	3,443	12.00	173	7.77
Exercised	(350)	10.59	-	-	(822)	6.17
Cancelled/expired	-	-	(99)	10.10	(879)	6.50
Balance outstanding -
End of year	6,593	9.42	6,943	9.48	3,599	7.09

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

9. Share capital (cont.)

Share purchase warrants outstanding at November 30, 2006:

			Weighted
	Warrants	Weighted	average
	outstanding	average	remaining
	& exercisable	exercise price	contractual
Prices	(thousands)	$	life (years)

$7.00	3,463	7.00	1.84
$12.10	3,130	12.10	1.10
	6,593	9.42	1.49

10. Loss per share

Basic loss per share is calculated on the loss available to common shareholders using the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method.

Years ended November 30

	2006	2005	2004
	$	$	$

Basic
Loss available to common shareholders (000s)	(30,451)	(5,808)	(8,376)
Weighted average number of shares (thousands)	91,519	66,954	59,160
Basic loss per share	(0.33)	(0.09)	(0.14)

For the years ended November 30, 2006, 2005 and 2004, diluted loss per share is the same as basic loss per share as the exercise of potentially dilutive securities would be anti-dilutive.

11. Commitments and contingencies

in millions of Canadian dollars

	Operating Leases $	Galore Creek $	Rock Creek $	Donlin Creek $	Total $
2007	0.5	30.8	4.6		35.9
2008	0.4				0.4
2009	0.4				0.4
2010	0.3				0.3
2011	0.3				0.3
Thereafter	1.1			33.6	34.7

a)	Lease commitments

The Company is party to certain operating leases. These operating leases include the Company's leased head office location and certain office equipment ranging from one to ten years. The future minimum lease payments as at November 30, 2006 are included in the chart above.

b)	Purchase commitments

As at November 30, 2006, the Company had commitments outstanding in the amount of $30.8 million for pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project which started in the latter half of 2006. These goods and services are anticipated to be delivered and/or completed by the end of 2007. The Company also had a contract commitment in the amount of $4.6 million for fuel supply to the Rock Creek project.

Subsequent to November 30, 2006 the Company awarded contracts for road, tunnel and support activities related to the Galore Creek project with minimum commitments of $31.7 million and as of February 27, 2007 the Company has made payments of $5.0 million under the above 2007 Galore Creek commitments entered before and after November 30, 2006.

c)	Legal actions

i) During 1992, the Limited Partners of the Murray Brook Processing

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

11. Commitments and contingencies (cont.)

Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the judge dismissed the action in November 2005. In December 2005 the plaintiffs appealed the judgement. The Company is of the opinion that this claim is without merit. The outcome of this claim is not determinable at this time and no provision has been recorded in the accounts of the Company.

ii)

On October 17, 2005 the Company’s subsidiary NovaGold Canada Inc. was served with a writ of summons by Pioneer Metals Corporation (“Pioneer”) related to NovaGold’s option to earn a 60% interest in the Grace claims, located one kilometre from the northernmost extension of the Company’s Galore Creek project, pursuant to an agreement between Pioneer and NovaGold dated March 26, 2004 (the “Option Agreement”). Pioneer is seeking to rescind the Option Agreement and to recover unspecified damages for purported misrepresentation and breach of fiduciary duty. Pioneer is alleging that NovaGold failed to incur the expenditures on the Grace claims required by the Option Agreement and that NovaGold breached other terms of the Option Agreement. The Company is of the opinion that it has met its obligations under the Option Agreement to date and is seeking a court order that the Option Agreement remains binding upon the parties.

iii)

In August 2006 NovaGold filed a lawsuit in the Supreme Court of British Columbia against Barrick Gold Corporation. The lawsuit claimed, among other things, that in making a competing bid for Pioneer, Barrick misused confidential information belonging to NovaGold. The lawsuit seeks a court order that any shares of Pioneer purchased by Barrick under its bid are held under a constructive trust for the benefit of NovaGold. The outcome of this claim is not determinable at this time.

iv)

In August 2006 as amended in October 2006, the Company filed a lawsuit against Barrick and Barrick U.S. in the United States District Court for the District of Alaska. The lawsuit alleges in addition to certain U.S. Securities law claims, breach of contract by Barrick and Barrick U.S. under the Donlin Creek Mining Venture Agreement dated November 13, 2002 and breach of fiduciary duties owed by Barrick and Barrick U.S. to the Company as a joint venture partner.

v)

In October 2006 the former CEO of Coast Mountain commenced an action in the British Columbia Supreme Court against Coast Mountain Power Corp. seeking wrongful dismissal damages arising out of the termination of his employment. The amount of the claim has not been determined at this time (refer also to note 5, “Power generation and transmission”).

d)	Royalty agreements

The Company has royalty agreements on certain mineral properties entitling the vendors of the property to net smelter return royalties or net profits royalties, ranging from 3% to 7%, commencing if the properties enter commercial production (refer also to note 7, “Mineral properties and related deferred costs”).

e)	Donlin Creek

The Company is in dispute with Barrick on the percentage ownership of the Donlin Creek project. Each company believes it owns or will own 70% of the project and therefore, the expenditures of $33.6 million, including accrued interest, recorded for the project in the Company’s financial statements, may be overstated.

12. Related party transactions

a)	Exploration services

During 2006 the Company provided exploration and management services totalling $826,000 to Alexco Resource Corp. (“Alexco”), a related party having two common directors. At November 30, 2006 amounts receivable from Alexco total $189,000 which is included in other receivables and has subsequently been collected. The transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

b)	Mineral property agreement

Effective July 31, 2004, the Company signed an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA. The Company has the option to acquire 100% of the property by making payments totalling US$250,000 by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms. During the year, the Company paid the officer US$30,000 under the agreement.

c)	Sale of 650399 BC Ltd.

In 2005, the Company sold 650399 BC Ltd. (“BC Ltd.”), which held the Company’s Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser is Alexco

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

12. Related party transactions (cont.)

Resource Corp.(“Alexco”), a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd. are shares in Alexco recorded at a fair value of $2.75 million, plus a cash payment of $600,000 equivalent to the cash existing in BC Ltd. at the time of the sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd. and thus there is no gain or loss on the sale. Although no agreement has been concluded, the Company intends to option back certain exploration rights to the Brewery Creek property from Alexco.

13. Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	in thousands of Canadian dollars
	2006	2005
	$	$

Combined federal and provincial statutory income tax rate	34.12%	35.00%
Income taxes at statutory rates	(10,940)	(2,943)
Difference in foreign tax rates	(298)	14
Valuation allowance	8,861	(961)
Non-deductible expenditures	1,475	1,434
Utilization of unrecorded benefits on prior years' losses	-	(145)
Effect of statutory tax rate change	(1,473)	-
Loss expiry	759	-
Others	3	-
Income tax recovery	(1,613)	(2,601)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30, 2006 and 2005 are as follows:

	in thousands of Canadian dollars
	2006	2005
	$	$
Future income tax assets:
Non-capital losses	44,802	33,989
Mineral property	4,444	5,622
Property, plant and equipment	3,342	1,577
Investment tax credits, net of taxes	-	2,089
Other deductible temporary differences	4,784	2,092
Total future income tax assets	57,372	45,369

Valuation allowance	(45,397)	(36,536)
Net future income tax assets	11,975	8,833
Future income tax liabilities:
Mineral property	37,025	39,230
Power generation and transmission	18,617	-
Other taxable temporary differences	6,298	3,996
Future income tax liabilities	61,940	43,226
Net future income tax liabilities	49,965	34,393

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

13. Income taxes (cont.)

The Company has loss carry-forwards of approximately C$55,826,000 and US$58,236,000 that may be available for tax purposes. The losses are in the following countries and expire as follows:

		in thousands of dollars

	Non-capital losses	Operating losses
	Canada	United States
	C$	US$
2007	11,379	1,483
2008	853	1,532
2009	3,307	7,283
2010	1,678	7,398
Thereafter	38,609	40,540
	55,826	58,236

Future utilization of these United States loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50 percent change in control over a three-year period, and are further dependent upon the Company attaining profitable operations.

An ownership change occurred on April 27, 1999, October 25, 2001, and November 30, 2004 regarding the losses incurred by Alaska Gold Company. In addition, NovaGold Resources Alaska Inc. incurred an ownership change under Section 382 on October 25, 2001, and November 30, 2004.

Therefore, approximately US$50,300,000 of the United States losses above are subject to limitation under Section 382. Accordingly, the Company’s ability to utilize these losses may be limited.

Due to the above net operating limitations and the uncertainty of future taxable income, a full valuation allowance has been set up against the United States future tax assets. For the year ended November 30, 2006, no provision for United States income taxes has been reflected on the statement of operations due to the full valuation allowance.

In addition, the Company has incurred cumulative Canadian resource expenditures of approximately $94,994,000 (2005 - $58,004,000) which may be carried forward indefinitely and used to reduce taxable income in future years. The Company has available temporary differences for tax purposes. The net amount which would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not.

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

14. Segmented information

The Company’s operating segments include the exploitation of the Company’s land and gravel resources and the exploration and development of mineral resource properties. Segmented information for these operating segments has been prepared consistently with the Company’s accounting policies described in note 2.

									in thousands of Canadian dollars
2006					2005				2004
		Sand and				Sand and				Sand and
	Mineral	gravel			Mineral	gravel			Mineral	gravel
	properties	operations	Other	Total	properties	operations	Other	Total	properties	operations	Other	Total
	$	$	$	$	$	$	$	$	$	$	$	$
Revenue	-	1,692	-	1,692	-	2,172	-	2,172	-	2,420	42	2,462
Expenses	461	210	-	671	498	428	-	926	250	282	-	532
Segment (loss)
earnings	(461)	1,482	-	1,021	(498)	1,744	-	1,246	(250)	2,138	42	1,930
Unallocated
expenses				(38,083)				(8,564)				(11,595)
Interest income				6,611				1,510				1,289
Loss for the year				(30,451)				(5,808)				(8,376)
Segment assets	441,555	2,113	-	443,668	223,872	2,326	-	226,198	147,126	1,757	-	148,883
Unallocated corporate
assets				121,756				43,976				61,616
Total assets				565,424				270,174				210,499
Capital expenditures	205,119	-	226	205,345	76,233	-	819	77,052	26,788	74	-	26,862

The Company’s geographic segment information is as follows:

				in thousands of Canadian dollars

		2006		2005		2004

		Land, gravel,		Land, gravel,		Land, gravel,
		equipment		equipment		equipment
		and		and		and
		mineral		mineral		mineral
	Revenue	properties	Revenue	properties	Revenue	properties
	$	$	$	$	$	$

United States	1,692	154,855	2,172	66,448	2,462	41,220
Canada	-	272,192	-	158,288	-	108,794

	1,692	427,047	2,172	224,736	2,462	150,014

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

15. Supplemental cash flow information

		in thousands of Canadian dollars

	2006	2005	2004
	$	$	$

Stock-based compensation realized	1,321	285	-
Shares issued for option agreement	1,087	-	-
Shares issued for power generation and transmission rights acquisition	44,374
Receipt of shares of TNR as part of the option on the Shotgun and
Rock Creek mineral properties	-	9	222
Acquisition of SpectrumGold through issuance of shares and the assumption
of stock options and share warrants (note 3)	-	-	64,111
Increase (decrease) in accounts payable and accrued liabilities related to
mineral properties and property, plant and equipment	42,853	1,958	2,506
Interest received	6,227	1,415	1,289

16. Significant differences from United States accounting principles

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

in thousands of Canadian dollars, except for per share amounts
	Years ended November 30,

	2006	2005	2004
	$	$	$

Loss for the year reported under Canadian GAAP	(30,451)	(5,808)	(8,376)
Add (deduct)
Capitalized interest (g)	711	-	-
Exploration and development costs (a)	(138,451)	(64,936)	(25,838)
Equity investment (f)	(1,787)	372	-
Flow-through shares (e)	-	(4,228)	-
Gain on shares issued by subsidiary (c)	(477)	-	-
	(170,455)	(74,600)	(34,214)
Income tax recovery	8,102	22,160	-
Loss for the year under U.S. GAAP	(162,353)	(52,440)	(34,214)

Loss for the year before comprehensive income adjustment	(162,353)	(52,440)	(34,214)
Unrealized gain on available for sale securities (b)	10,298	19,790	353

Comprehensive loss under U.S. GAAP	(152,055)	(32,650)	(33,861)

Net loss per common share - U.S. GAAP
Basic and diluted	(1.66)	(0.49)	(0.57)
Accumulated other comprehensive income
Opening balance	20,483	693	340
Unrealized gain on available for sale securities (b)	10,298	19,790	353

Closing balance	30,781	20,483	693

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

16. Significant differences from United States accounting principles (cont.)

		in thousands of Canadian dollars
		Years ended November 30,
	2006	2005	2004
	$	$	$

Shareholders’ equity reported under Canadian GAAP	441,439	225,234	171,510
Cumulative adjustments to shareholders’equity
Add (deduct)
Capitalized interest (g)	711	-	-
Exploration and development costs (a)	(265,555)	(127,104)	(62,168)
Equity investment (f)	(1,892)	372	-
Flow-through shares (e)	-	-	(2,496)
Unrealized gain on available for sale securities (b)	30,781	20,483	693
Future income taxes	27,766	22,160	-
Shareholders’ equity under U.S. GAAP	233,250	141,145	107,539

Total assets reported under Canadian GAAP	565,424	270,174	210,499
Add (deduct)
Capitalized interest (g)	711	-	-
Exploration and development costs (a)	(267,071)	(127,104)	(62,168)
Equity investment (f)	(1,892)	372	-
Unrealized gain on available for sale securities (b)	30,781	20,483	693

Total assets under U.S. GAAP	327,953	163,925	149,024

Total liabilities reported under Canadian GAAP	123,985	44,940	38,989
Add (deduct)
Future income taxes	(29,282)	(22,160)	2,496

Total liabilities under U.S. GAAP	94,703	22,780	41,485

	2006	2005	2004
	$	$	$
Cash flows used in operating activities under Canadian GAAP	(3,125)	(5,996)	(3,152)
Exploration and development costs (a)	(138,451)	(64,936)	(25,838)
Equity investment (f)	1,787	(372)	-
Gain on shares issued by subsidiary (c)	477	-	-

Cash flows used in operating activities under U.S. GAAP	(139,312)	(71,304)	(28,990)

Cash flows used in investing activities under Canadian GAAP	(119,931)	(77,537)	(26,378)
Exploration and development costs (a)	90,370	64,936	25,838

Cash flows used in investing activities under U.S. GAAP	(29,561)	(12,601)	(540)

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

16. Significant differences from United States accounting principles (cont.)

a)	Exploration and development costs

For U.S. GAAP purposes, the Company expenses, as incurred, the exploration and development costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized

b)	Trading and available for sale securities

Under U.S. GAAP, the Company's securities are considered to be either trading securities or available for sale securities. Trading securities are recorded at fair value with unrealized gains or losses included in earnings or loss for the year. Available for sale securities are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains.

c)	Gain on shares issued by subsidiary

Under U.S. GAAP, changes in the parent company’s proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited to income.

d)	Comprehensive income

In addition to net income, comprehensive income includes all changes in equity during a period such as the cumulative unrecognized changes in fair value of securities that are available for sale.

e)	Flow-through shares

As described in note 9 to the consolidated financial statements, the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per share. The Company received a net premium to market on this issuance of $2,496,000 which was recorded in share capital as part of the transaction. For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes” (SFAS 109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future income tax liability is recognized for the premium paid by the investors.

Upon renouncing the income tax deductions in 2005, the Company recorded a future income tax liability with a corresponding reduction in share capital under Canadian GAAP. For U.S. GAAP purposes the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense.

f)	Sale of mineral properties in exchange for shares

In 2005, the Company sold its Yukon mineral properties in exchange for common shares (see note 12(c)). Under U.S. GAAP, the Company records this investment at nil and does not record its proportionate share of net losses until the investment company records a profit.

During 2006, the Company purchased additional shares of Alexco Resource Corp. and recorded its proportinate share of cumulative net losses totalling $1.4 million based on U.S. GAAP adjusted financial statements.

g)	Capitalized interest

Under U.S. GAAP, interest costs are capitalized for all assets that are under development. Under Canadian GAAP, interest is capitalized only on project specific debt. The Company had expensed $0.7 million of accrued interest related to the Donlin Creek expenditures for Canadian GAAP purposes.

h)	Adoption of new accounting policy

On December 1, 2006 the Company adopted FASB Statement No. 123R, “Share-Based Payment” (FAS 123(R)). Previously, the Company accounted for stock-based compensation using the fair value method under the provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. FAS 123(R) was adopted using the modified prospective method without restatement of prior periods. As the Company had previously applied the fair value method of accounting for stock-based compensation, the adoption of FAS 123(R) did not have a significant impact on the Company’s consolidated financial statements.

i)	Recent accounting pronouncements

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for the Company on December 1, 2007. The Company is still in the process of determining the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued FAS Statement No. 157, “Fair Value Measurements” (FAS 157). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on December 1, 2007 and is applied on a prospective basis. The Company is currently assessing the impact of FAS 157 on its consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

16. Significant differences from United States accounting principles (cont.)

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using either the direct expensing method, the built-in overhaul method or the deferral method. The FSP will be effective for the Company December 1, 2007 and is to be adopted on a retrospective basis. The Company is currently assessing the alternative accounting treatments available under the FSP.

17. Subsequent events

On December 21, 2006 the Company invested $5.0 million in Alexco Resource Corp. (“Alexco”) to purchase 1,048,500 Units at a price of $4.75 per Unit as part of an Alexco financing to maintain the Company’s pro-rata ownership of Alexco. Each Unit consists of one common share and one half of one common share purchase warrant. Each whole warrant will entitle NovaGold to acquire one additional common share of Alexco at a price of $5.75 per share for a period of 36 months.